Exhibit 99.1

Linkers Industries Limited Announces Closing of the Transaction with LPW Electronics Co., Ltd.

New York, Oct. 31, 2025 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (the “Company”), a manufacturer and a supplier of wire/cable harnesses with operation in Malaysia, today announced closing of the transaction with LPW Electronics Co., Ltd.

On October 16, 2025, Linkers Asia Pacific Limited (“Linkers Asia”), a wholly owned subsidiary of Linkers Industries Limited (the “Company”) entered into a Share Sale and Purchase Agreement (“SPA”), with Mr. Man Tak Lau, the chairman of the board of directors of the Company, for the purchase of 104,000 shares, or twenty (20) percent of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”). The consideration of the transaction is THB 26,000,000 (Twenty Six Million Thai Baht).

LPW is a limited liability company incorporated in Thailand in March 2023 and its principal business is the manufacturing of wire harnesses. In November 2023, LPW acquired approximately 8,000 square meters land in Pathum Thani, Thailand and completed the construction of a production facility by February 2025. The site includes a three-level main building and a dedicated warehouse totaling approximately 6,500 square meters, designed to support current operations and future expansion.

Its customer portfolio comprises multinational corporations with operations in Thailand mainly in the automotive and industrial sectors which will help to enlarge the existing customer base of the Company and offer a valuable opportunity to expand our footprint in Thailand.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Linkers Industries Limited Investor Relations Contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,

Kawasan Perusahaan MIEL Sungai Lalang,

08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com